EXHIBIT 99

TEXAS COMPETITIVE ELECTRIC HOLDINGS COMPANY LLC
CONDENSED STATEMENT OF CONSOLIDATED INCOME
(Unaudited)

Twelve Months Ended
June 30, 2007
(millions of dollars)

Operating revenues	$8,528

Costs and expenses:
Fuel, purchased power costs and delivery fees	4,089
Operating costs	625
Depreciation and amortization	324
Selling, general and administrative expenses	575
Franchise and revenue-based taxes	125
Other income	(33)
Other deductions	20
Interest income	(288)
Interest expense and related charges	372
Total costs and expenses	5,809

Income before income taxes	2,719

Income tax expense	867

Net income	$1,852